UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Enclosure: A press release dated August 22, 2023 announcing Turkcell’s intention to install solar power plants.

Istanbul, August 22, 2023

Announcement Regarding the Installations of Solar Power Plant

As Turkcell Group, in addition to managing the increasing energy need and costs, we conduct our operations with a consciousness of energy efficiency within the framework of our sustainability priorities. Within this scope, we aim to provide 100% of our energy consumption from renewable energy sources by the year 2030. Accordingly, in recent years, we had implemented pioneering solutions in the sector, with solar energy projects that we developed for our data centers and offices, the acquisition of the Karadağ Wind Power Plant with 18 MW installed capacity in 2021, and the integration of solar panels into around 735 base stations up to today.

As Turkcell Group, in line with our objectives, it is being planned to install solar power plants (SPP) with a total installed capacity of 300 MW and a self-consumption model within three years. For this purpose, our Company has been allocated a total installed capacity of 213 MW under Article 5/1h of the Regulation on Unlicensed Electricity Generation in the Electricity Market by the Türkiye Elektrik İletim A.Ş. (TEİAŞ) and relevant regional Electricity Distribution companies. The efforts for new capacity permits are ongoing as well. Considering the current economic and macro indicators, the investment amount for the respective energy projects is expected to be around USD 240 million.

Upon the completion of these investments, it is aimed that around 65% of the electricity consumed by the Turkcell Group will be provided from renewable sources in 2026.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 22, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 22, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)